SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102

1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 176,363(1)
	8	Shared Voting Power 57,143(1)
	9	Sole Dispositive Power 176,363(1)
	10	Shared Dispositive Power 57,143(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 233,506(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

(1) As adjusted for a reverse stock split dated October 5, 2017.

CUSIP No. 64111R 102
1	Names of R0065porting Persons. Star Equities, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 57,143(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 57,143(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,143(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%
14	Type of Reporting Person CO

(1)	Includes 28,572 (as adjusted for a reverse stock split dated October 5, 2017) shares issuable to Star Equities, LLC upon exercise of the Amended Option.

(2)	As adjusted for a reverse stock split dated October 5, 2017.

This Amendment No. 6 to Schedule 13D (the “Amendment No. 6”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and further amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015, the Amendment No. 2 filed by Mr. Firer on September 22, 2015, the Amendment No. 3 filed by Mr. Firer on October 15, 2015, the Amendment No. 4 filed by Mr. Firer on December 2, 2015, and the Amendment No. 5 filed by Mr. Firer on June 20, 2016 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following information for updating:

On October 3, 2017, the stockholders of the Company approved the issuance of 47,139 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock to Mr. Firer as a performance bonus.

Item 5. Interest in Securities of Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Star Equities is the beneficial owner of 57,143 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock consisting of (1) 28,572 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock issued on November 23, 2015 to Star Equities pursuant to the Investment Agreement and (2) 28,572 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock issuable upon exercise of the Amended Option, representing approximately 2.6% of the outstanding shares of Common Stock, based on (x) 2,154,897 (as adjusted for reverse stock split dated October 5, 2017) shares of Common Stock issued and outstanding as of September 29, 2017, as disclosed in the Form 8-K filed by the Issuer with the SEC on September 29, 2017, plus (y) 28,572 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock issuable upon exercise of the Amended Option.

As of the date hereof, Mr. Firer is deemed to have beneficial ownership of 233,506 (as adjusted for reverse stock split dated October 5, 2017) shares of Common Stock consisting of (1) 176,363 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock held directly by Mr. Firer, and (2) as the sole member of Star Equities, Mr. Firer can be deemed to beneficially own the above-described restricted shares of Common Stock beneficially owned by Star Equities (which equals to 57,143 (as adjusted for reverse stock split dated October 5, 2017) shares as of the date hereof, as described above), and such shares collectively represent approximately 10.5% of the outstanding shares of Common Stock, based on (x) 2,154,897 (as adjusted for reverse stock split dated October 5, 2017) shares of Common Stock issued and outstanding as of September 29, 2017, as disclosed in the Form 8-K filed by the Issuer with the SEC on September 29, 2017, plus (y) 47,139 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock issuable to Mr. Firer as disclosed in Item 4 above, plus (z) 28,572 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock issuable upon exercise of the Amended Option. Mr. Firer has sole voting power and sole dispositive power with respect to 176,363 (as adjusted for reverse stock split dated October 5, 2017) restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 11, 2017	/s/ Oleg Firer
Oleg Firer

Date: October 11, 2017	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer, Managing Member